Exhibit 99.1

MATERIAL FACT

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, January 16, 2019 – Suzano Papel e Celulose S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), in compliance with Article 157, Paragraph 4, of Federal Law 6,404/76, as amended, and CVM Instruction 358, of January 3, 2002, as amended, hereby informs its shareholders and the general market that the fund Alden Fundo de Investimento em Ações has entered into, on the date hereof, the Statement of Adherence to the Voting Agreement of the Company, executed on September 28, 2017 by the controlling shareholders of the Company, which establishes, among other provisions, a block voting arrangement, for the shares they hold in the capital of the Company that are bound by the voting agreement, which jointly represent, on the date hereof, 42.56% of the capital stock (“Statement of Adherence”). Alden Fundo de Investimento em Ações has among its members signatories to the Voting Agreement of the Company. The Statement of Adherence came into force on the date hereof.

In compliance with the applicable legislation, the Statement of Adherence is available to shareholders of the Company on its Investor Relations website (ir.suzano.com.br) and on the websites of the Securities and Exchange Commission of Brazil (www.cvm.gov.br) and of B3 S.A. — Brasil, Bolsa, Balcão (www.b3.com.br).

São Paulo, January 16, 2019.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer